SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D


                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(a)(1)

                         COACTIVE MARKETING GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                             COMMON STOCK, PAR VALUE
                                     $0.001
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    004329108
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

 ADAM M. MIZEL, 460 PARK AVENUE, SUITE 2101, NEW YORK, NY 10022, (212) 937-6886
--------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICE AND COMMUNICATIONS)

                                  JULY 17, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]



Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.










-----------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).



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CUSIP No. 004329108                                       13D                             Page 2 of 9 Pages
--------- ------------------------------------------------------------------------------------------------------------
1.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          AQUIFER CAPITAL GROUP,  LLC
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
2.
          CHECK THE APPROPRIATE BOX IF A  GROUP*
                                                                                                             (a)
                                                                                                             (b) |X|
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
4.
          SOURCES OF FUNDS

          OO (Funds from Investment Advisory Clients).
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
5.
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
6.
          CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
--------- ------------------------------------------------------------------------------------------------------------
------------------- ----- --------------------------------------------------------------------------------------------
    NUMBER OF       7.
      SHARES              SOLE VOTING POWER
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   BENEFICIALLY     8.
     OWNED BY             SHARED VOTING POWER                                                         402,475
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
       EACH         9.
    REPORTING             SOLE DISPOSITIVE POWER
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   PERSON WITH      10.
                          SHARED DISPOSITIVE POWER                                                    402,475
                    ----- --------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
11.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                402,475
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
12.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
13.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                            5.06%
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
14.
          TYPE OF REPORTING PERSON*
          IA
--------- ------------------------------------------------------------------------------------------------------------
                                         *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 004329108                                       13D                             Page 3 of 9 Pages
--------- ------------------------------------------------------------------------------------------------------------
1.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          ADAM M. MIZEL
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
2.
          CHECK THE APPROPRIATE BOX IF A  GROUP*
                                                                                                           (a)
                                                                                                           (b) |X|

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
4.
          SOURCES OF FUNDS

          OO
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
5.
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
6.
          CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
--------- ------------------------------------------------------------------------------------------------------------
------------------- ----- --------------------------------------------------------------------------------------------
    NUMBER OF       7.
      SHARES              SOLE VOTING POWER                                                           0
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   BENEFICIALLY     8.
     OWNED BY             SHARED VOTING POWER                                                         402,475
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
       EACH         9.
    REPORTING             SOLE DISPOSITIVE POWER                                                      0
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   PERSON WITH      10.
                          SHARED DISPOSITIVE POWER                                                    402,475
                    ----- --------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
11.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                402,475
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
12.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
13.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                            5.06%
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
14.
          TYPE OF REPORTING PERSON*
          IN
--------- ------------------------------------------------------------------------------------------------------------
                                      * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 004329108                                       13D                             Page 4 of 9 Pages

ITEM 1  SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, par value $0.001 (the "Common Stock"), of CoActive Marketing Group, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 75 Ninth Avenue, New York, New York 10011.
ITEM 2  IDENTITY AND BACKGROUND

         (a) The names of the persons filing this Schedule 13D (the "Schedule") are Aquifer Capital Group, LLC, a Delaware limited liability company (the "Investment Manager") and Adam M. Mizel, the principal of the Investment Manager. Such reporting persons are collectively referred to herein as the "Reporting Persons."

         The Investment Manager, in its capacity as investment manager of Aquifer Opportunity Fund, L.P., a Delaware limited partnership (the "Fund"), has sole power to vote and dispose of the shares of Common Stock held by the Fund. The Investment Manager disclaims any economic interest in or beneficial ownership of the shares of Common Stock covered by this Schedule.

         (b) The business address of the Reporting Persons is 460 Park Avenue, Suite 2101, New York, NY 10022.

         (c) This Schedule is filed on behalf of the Investment Manager, Mr. Mizel and the Fund. The Fund is the record and direct beneficial owner of the shares of Common Stock reported herein. The Investment Manager is the investment manager to the Fund. Mr. Mizel is the principal of the Investment Manager. The principal business of the Investment Manager is purchasing, holding and selling securities for investment purposes for the Fund and its other clients. The principal business of the Fund is to invest in securities.

         (d) During the past five years none of the Reporting Persons has been convicted in a criminal proceeding.

         (e) During the past five years none of the Reporting Persons has been a party to a civil proceeding as a result of which it is subject to a judgment, decree or final order enjoining it from or mandating activities subject to federal or state securities laws, or finding it in violation of such laws.

         (f) Aquifer Capital Group, LLC is organized under the laws of Delaware, USA. Mr. Mizel is a citizen of the United States of America.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Fund purchased the shares of Common Stock in open market transactions.




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CUSIP No. 004329108                                       13D                             Page 5 of 9 Pages

ITEM 4  PURPOSE OF TRANSACTION

         The Reporting Persons purchased the shares of Common Stock of the Issuer in the ordinary course of business. The Reporting Persons expect to acquire or dispose of additional shares of Common Stock via open-market transactions from time to time. However, there is no timetable or pre-arranged plan related to the purchase or sale of additional shares of Common Stock. Such decisions will be made based on trading activity and the relative value of the shares of Common Stock, as defined by market conditions.

         The Reporting Persons have been a shareholder in CMKG for almost a year and have increased their position as they see solid management execution reflected in recent financial performance and the accretive acquisition of mktgpartners at June 30, 2008. The Reporting Persons are frustrated that investors have not taken note of the strong trailing cash earnings of the company, which the Reporting Persons estimate at $0.38-$0.40 per share, as well as the 20% plus core operating revenue and earnings growth being produced. CMKG trades at only 7x trailing earnings per share. Insiders have clearly taken note as recent filings show the Chairman, CEO and CFO have purchased in excess of 48,000 shares since the beginning of July.

         CMKG is a leader in various niches of digital, experiential and interactive marketing that drive in person interactions between consumers and branded products. This area of alternative marketing is growing its share of total marketing spending as advertisers are able to measure the returns generated by their spending and see direct results. CMKG recently disclosed in its 10K filing that "According to recent statistics, marketing spending on alternative media in the U.S. jumped 22% to $73.5 billion from 2006 to 2007, and represented 16% of total marketing spending in 2007, up from only 8% in 2002. Industry publications expect spending on alternative media to continue to grow over the next five years." The Reporting Persons like to invest in industries experiencing strong overall growth in demand. The fragmentation of media audiences, the breadth of new product innovation and the current difficult economic environment should lead to a further shift of marketing spending toward the high return alternative media areas in which CMKG operates.

         CMKG began a significant restructuring led by a new management team in October 2006. The recently completed fiscal year demonstrates the success achieved. The Company has eliminated low margin and non-recurring "project" revenues and replaced this with more profitable retainer based clients. The Company also eliminated in excess of $2 million in general and administrative expenses. As a result, after purposefully non-renewing over 20% of F'07 revenues, the Company showed flat revenue growth and increased eps by over 50%.




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CUSIP No. 004329108                                       13D                             Page 6 of 9 Pages

         CMKG reported $0.24 per share of eps exclusive of a non-cash tax accrual charge of $0.03 for the fiscal year ending 3/31/08. The Company has guided that the June 30, 2008 quarter "is expected to show strong growth and solid profitability versus the first quarter of fiscal 2008." Given recent quarterly eps trends, this suggests the June quarter should produce at least $0.05-0.07 per share of eps relative to a ($0.04) in the last fiscal year. As a result, the Reporting Persons estimate trailing twelve months eps of at least $0.38 - $0.33 from the core CMKG plus an approximate $0.05 per share eps contribution from the mktgpartners acquisition. The Reporting Persons would expect CMKG to produce organic growth of 15-25% this year despite the economic headwinds as clients such as Diageo, P&G, Nike, Nintendo and SAP continue to invest in high ROE marketing strategies to seize share. CMKG has publicly stated a goal of reaching industry standard pre-tax income margins of 15-20%. The Reporting Persons encourage management to take the necessary to steps to meet that goal in this fiscal year.

         The Reporting Persons' frustration at the moment is clearly in the discounted valuation of the stock which the Reporting Persons attribute in large measure to the lack of public awareness of the CMKG story and the resulting lack of trading liquidity. Management has a great story to tell and must now do so. As a marketing services company, management should appreciate the importance of marketing their stock. It requires a consistent investment of time and energy to reach investors and analysts in order to build positive and ongoing investment in and support of the stock. As one of the Company's largest holders, the Reporting Persons intend to maintain communication with management on these topics and express their views of necessary steps to support the stock moving to more appropriate valuation levels.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) The Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of an aggregate of 402,475 shares of Common Stock as of July 18, 2008, which represent 5.06% of the Issuer's outstanding shares of Common Stock.

          The percentage calculation was based on 7,961,745 shares outstanding which is the sum of (i) 7,629,519 shares outstanding as of June 18, 2008 as reported by the Issuer on the Form 10-K filed with the Securities and Exchange Commission and (ii) 332,226 shares acquired as of June 30, 2008 as reported by the Issuer on the Form 8-K filed with the Securities and Exchange Commission.


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CUSIP No. 004329108                                       13D                             Page 7 of 9 Pages

                                            Sole Voting Power     Shared Voting          Sole            Shared
                                                                      Power          Dispositive    Dispositive Power
                                                                                        Power
                                           -------------------- ------------------- --------------- ------------------
Aquifer Capital Group, LLC                          0                402,475              0              402,475
Adam M. Mizel                                       0                402,475              0              402,475

         The aggregate amount of shares owned by the Reporting Persons is 402,475.

         (c) Except as set forth below, there have been no transactions in the shares of Common Stock by any of the Reporting Persons during the past sixty days.

         During the past sixty days, the Reporting Persons effected the following purchases of shares of shares of Common Stock in open market transactions:


---------------------------------------- -------------------------------------- --------------------------------------
                 DATE                              SHARES PURCHASED                             PRICE
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
               5/23/2008                                 1,000                                  2.856
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
               5/27/2008                                  100                                   2.94
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
               6/2/2008                                  1,000                                  2.884
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
               6/3/2008                                  1,875                                  2.85
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
               6/5/2008                                   100                                    2.9
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
               6/9/2008                                   100                                   2.84
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
               6/10/2008                                  500                                   2.88
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
               6/11/2008                                  500                                   2.94
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
               6/25/2008                                 3,000                                 2.9816
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
               6/26/2008                                 2,000                                 2.8898
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
               7/2/2008                                   500                                   2.78
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
               7/11/2008                                 1,000                                  2.76
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
               7/16/2008                                  500                                   2.78
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
               7/17/2008                                 5,000                                  2.84
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
               7/18/2008                                 5,000                                  2.83
---------------------------------------- -------------------------------------- --------------------------------------


         (d) - (e): Not applicable.



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CUSIP No. 004329108                                       13D                             Page 8 of 9 Pages

ITEM 6  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

         Joint Filing  Agreement,  dated as of July 21, 2008, by and among Aquifer  Capital Group,  LLC and Adam M.
Mizel.



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CUSIP No. 004329108                                       13D                             Page 9 of 9 Pages



                                                     SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 21, 2008
Date

/s/ Aquifer Capital Group, LLC
Signature

Adam M. Mizel/Principal
Name/Title


July 21, 2008
Date

/s/ Adam M. Mizel
Signature

Adam M. Mizel
Name/Title



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE ss.240.13d-7 for other parties for whom copies are to be sent.

                                                 INDEX TO EXHIBITS

Exhibit 1         Joint Filing  Agreement,  dated as of July 21, 2008, by Aquifer  Capital  Group,  LLC and Adam M.
                  Mizel.

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the shares of Common Stock of CoActive Marketing Group, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of July 21, 2008.




July 21, 2008
Date

/s/ Aquifer Capital Group, LLC
Signature

Adam M. Mizel/Principal
Name/Title


July 21, 2008
Date

/s/ Adam M. Mizel
Signature

Adam M. Mizel
Name/Title
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